Exhibit 99.3

Integrated Media Technology Limited

Suite 3 Level 3,

89 Pirie Street

Adelaide SA 5000 Australia

T: +61 8 8223 0290

www.imtechltd.com

A.B.N. 98 132 653 948

15 May 2026

Dear Shareholder,

Integrated Media Technology Limited (NASDAQ:IMTE) Annual General Meeting (AGM)

Further to our letter to shareholders dated 1 May 2026 regarding the 2026 Annual General Meeting (AGM) scheduled for 29 May 2026, the Board has determined to cancel that meeting and convene a new AGM at 12.30pm (Australian Central Daylight Time (ACDT)) on Tuesday, 9 June 2026 at Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia.

The new AGM is being convened to enable shareholders to consider all business to be brought before the meeting under a single updated Notice of Meeting, including an additional proposed resolution relating to a share consolidation. The Board considered that convening a new meeting and issuing an updated Notice of Meeting was the most appropriate course to ensure shareholders are given clear notice of all matters to be considered at the AGM and an adequate opportunity to consider and vote on those matters. Accordingly:

.	the Notice of Meeting and Proxy Form previously dispatched in respect of the AGM scheduled for 29 May 2026 are withdrawn and cancelled and should be disregarded; and
˙	shareholders should instead refer to the new Notice of Meeting and new Proxy Form dated 15 May 2026 in relation to the AGM to be held on 9 June 2026.

Shareholders are encouraged to lodge their completed proxy forms by email to compsec@imtechltd.com, by fax at +1 844 652 0843 or by mail to PO Box 1171, North Adelaide SA 5006, Australia.

Proxy forms must be received by 12.30pm (ACDT) on 7 June 2026, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

The new Notice of Meeting can be accessed on the Company's website at:

https://www.imtechltd.com/corporate-announcements

The business of the AGM is important to all Shareholders and therefore it is important that Shareholders vote.

If it becomes necessary or appropriate to make any changes to the Notice of Meeting, the Company will make further information available on its website at: https://www.imtechltd.com/corporate-announcements.

Yours Sincerely,

/s/ Julie Edwards

Julie Edwards

Company Secretary